SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    ------------

                                   SCHEDULE TO/A
                                   (RULE 14d-100)
                   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
             OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 3)

                             HOWMET INTERNATIONAL INC.
                         (Name of Subject Company (Issuer))

                               HMI ACQUISITION CORP.
                            A WHOLLY OWNED SUBSIDIARY OF
                                     ALCOA INC.
                        (Names of Filing Persons (Offerors))

                                    ------------

                      COMMON STOCK, PAR VALUE $0.01 PER SHARE
                           (Title of Class of Securities)

                                    ------------

                                     443208103
                       (CUSIP Number of Class of Securities)

                             LAWRENCE R. PURTELL, ESQ.
                                     ALCOA INC.
                                201 ISABELLA STREET
                                PITTSBURGH, PA 15212
                             TELEPHONE: (412) 553-4545
                       (Name, address and telephone number of
                        person authorized to receive notices
                  and communications on behalf of filing persons)

                                      COPY TO:

                              J. MICHAEL SCHELL, ESQ.
                              MARGARET L. WOLFF, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                 FOUR TIMES SQUARE
                                 NEW YORK, NY 10036
                              TELEPHONE: 212-735-3000



                             CALCULATION OF FILING FEE
-----------------------------------------------------------------------------
        Transaction Valuation*                     Amount of Filing Fee
             $349,966,140                              $69,993.23**
-----------------------------------------------------------------------------

* For purposes of calculating amount of filing fee only. This amount assumes (i) the purchase of all of the 15,383,307 outstanding publicly held shares of common stock of Howmet International Inc. and (ii) 2,115,000 shares of common stock of Howmet International Inc. subject to options that will be vested and exercisable as of the closing of this offer. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
**  This amount has previously been paid.

[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

    Amount Previously Paid: N/A            Form or Registration No.: N/A
    Filing party: N/A                      Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.

   [_] issuer tender offer subject to Rule 13e-4.

   [_] going-private transaction subject to Rule 13e-3.

   [_] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]




        This Amendment No. 3 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on April 18, 2000, relates to the third-party tender offer by HMI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Alcoa Inc., a Pennsylvania corporation, to purchase all of the shares of common stock, par value $0.01 per share, of Howmet International Inc., a Delaware corporation, at a price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with all amendments or supplements thereto, collectively constitute the "Offer").

ITEMS 1, 4 AND 11.

Items 1, 4 and 11 are hereby amended and supplemented to add the following:

        "On May 22, 2000, Alcoa announced that it extended the Offer until 5:00pm Eastern Daylight Savings Time on Friday, June 2, 2000. Alcoa emphasized that it will not under any circumstances extend the Offer beyond June 2, 2000. As of the close of business on May 19, 2000, the number of Shares that had been validly tendered was 1,098,100, including guaranteed deliveries."

ITEM 12.

        Item 12 is hereby amended and supplemented to add the following exhibit:

        (a)(10)   Press Release, dated May 22, 2000.



                                 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      HMI ACQUISITION CORP.


                                      By: /s/ Barbara S. Jeremiah
                                         --------------------------------
                                      Name:  Barbara S. Jeremiah
                                      Title: Vice President


                                      ALCOA INC.


                                      By:  /s/ Richard. B. Kelson
                                         --------------------------------
                                      Name:  Richard. B. Kelson
                                      Title: Executive Vice President and
                                             Chief Financial Officer


Dated: May 22, 2000



                                 EXHIBIT INDEX


        (a)(10)    Press Release, dated May 22, 2000.